July 27, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-6010

Attention:	Tim Buchmiller
Lynn Dicker
Allicia Lam
Gary Newberry
Kevin L. Vaughn

Re:	Tessera Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 3, 2012
File No. 0-50460

Ladies and Gentlemen:

Tessera Technologies, Inc. (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received via e-mail dated June 28, 2012 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012.

In this letter, we have recited the numbered comments from the Staff in italicized bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 41

1.	Please explain to us the relationship of your accounts receivable balance relative to your annual revenue levels, given your revenue recognition policies disclosed on page F-10. To the extent material, provide a disclosure of this relationship necessary to understand your financial position in future filings. Refer to Item 303(a) of Regulation S-K.

Our accounts receivable balance has not been significant relative to our annual revenue levels mainly because the Company derives over 90% of its revenue from royalty and license revenues where extended payment terms are not offered. Hence, our accounts receivable balance has been less than 6% of total annual revenue in the past three years. The Company has determined that the relationship is not material. To the extent the relationship between our accounts receivable balance and our annual revenue levels becomes material in the future, we will provide disclosure of this relationship necessary to understand our financial position in future filings.

Notes to Consolidated Financial Statements, page F-7

Note 13—Income taxes, page F-27

2.	Your disclosure indicates you recorded current foreign income tax expense. Please tell us whether deferred United States income taxes have been recorded on your foreign subsidiary earnings. If you have not done so because you consider your foreign subsidiary earnings permanently invested, please revise future filings to disclose the amounts and provide the disclosures of paragraph 740-30-50-2 of the FASB Accounting Standards Codification, if material.

The Company did not record any deferred United States income taxes on its foreign subsidiary earnings because the Company intends to permanently reinvest such earnings. However, the Company did not have significant unremitted earnings at its foreign subsidiaries and, therefore, did not disclose the amounts or provide the other cited disclosures. To the extent foreign subsidiary earnings become material in the future, we will provide these disclosures.

Note 14—Commitments and Contingencies, page F-30

3.	We note your litigation expenses and the disclosures for contingencies related to both patent infringement and patent enforcement cases. Please disclose the following as part of your significant accounting policies footnote in future filings:

•	Your policy for recognition and disclosure of loss and gain contingencies,

•	Your policy for recognition of legal expenses related to your patent infringement defense cases and patent enforcement claims on third parties.

Please provide a sample of your proposed disclosure as part of your response.

In response to the Staff’s comment, we will include disclosure in substantially the form as follows, as part our significant accounting policies footnote in our next filing on Form 10-Q (and in subsequent filings, to the extent the disclosure remains correct and appropriate):

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the loss contingency and an estimate of possible loss or range of loss (unless such an estimate cannot be made). The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note XX, “Commitments and Contingencies,” for further information regarding the Company’s pending litigations.

4.	Please further tell us the amount of patent enforcement settlements you have received in the years reported and how those amounts were recorded and classified in your financial statements.

We have entered into two patent enforcement settlements since January 1, 2009. Those settlements included (i) a license agreement with Motorola, Inc. in the second quarter of 2009, and (ii) an updated technology licensing agreement with United Test and Assembly Center Ltd. (UTAC) in the first quarter of 2010. The Motorola license agreement resulted in license fee payments that were recognized when received and classified in the royalty and license fee revenues on our financial statements. The agreement also results in ongoing royalties to the Company for future use of our intellectual property, which are also classified in the royalty and license fee revenues on our financial statements. The UTAC license agreement resulted in the payment of $15.0 million to the Company during 2010 to address past royalties owed under the predecessor license, and in the payment of ongoing royalties to the Company in subsequent periods. Both the $15.0 payment and the subsequent royalty payments similarly were recorded when received and classified as royalty and license fees in our financial statements. None of the payments under the Motorola or UTAC licenses were classified as past production payments, which we define as royalty payments for the use of our intellectual property by new licensees, relating typically to previous periods and based on historical production volumes or sales.

Note 15—Segment and Geographic Information, page F-50

5.	Please disclose in future filings the amount of revenues from external customers attributed to individual foreign countries, if material, or otherwise explain to us why you believe such disclosure is not required. Refer to paragraphs 280-10-50-41 of the FASB Accounting Standards Codification.

We will disclose the amount of revenues from external customers attributed to individual foreign countries in future filings to the extent such amounts are material.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis, page 20

Revenues, page 22

6.	We note from your disclosure on page 23 that your revenues for the three months ended March 31, 2012 decreased by $21.2 million, partly due to the impact of lower royalty-bearing units reported by your licenses. In future filings, as applicable, please quantify the amount of revenue decrease that was attributable to lower unit sales being reported by your licenses and also discuss any known trends with regards to how and why such sales were down.

We will quantify the amount of revenue increase or decrease attributable to changes in unit sales reported by licensees in future filings as applicable.

Regarding known trends related to increases or decreases in our revenues, we ordinarily do not have substantial independent visibility into the trends or reasons for changes in the unit sales of our licensees’ products on which they pay us royalties. The terms of our license agreements generally require our licensees to report specific sales or production data to us, but our licensees do not and would not volunteer information beyond what is required. Accordingly, we have limited factual ability to explain the “hows” and “whys” of such fluctuation. To the extent that we do have material knowledge of such matters, we will include such discussion in future filings where possible.

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In filing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (408) 321-6710, or by email at manthofer@tessera.com should you have further questions.

Sincerely,

/s/ Michael Anthofer

Michael Anthofer
Executive Vice President and Chief Financial Officer

cc:	Bernard J. Cassidy, Executive Vice President and General Counsel

Robert A. Koenig, Latham & Watkins LLP

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